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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  September, 2002

Commission File Number __________________________________________

Cryopak Industries Inc. (Translation of registrant's name into English)
1053 Derwent Way, Delta, B.C., Canada, V3M 5R4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

CRYOPAK INDUSTRIES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting of the shareholders of CRYOPAK INDUSTRIES INC. (the "Company") will be held at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, on Monday, September 9, 2002 at 10:00 a.m. for the following purposes:

1.

To receive and consider the Report of the Directors.

2.

To receive and consider the audited financial statements of the Company for the year ended March 31, 2002 together with the auditors' report thereon.

3.

To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

4.

To fix the number of directors for the ensuing year at eight.

5.

To elect directors for the ensuing year.

6.

To consider and, if thought fit, to pass an ordinary resolution of disinterested shareholders:

(a)

approving the Company's 2002 Stock Option Plan, as described in the Information Circular accompanying this Notice of Annual General Meeting; and

(b)

authorizing the Company, subject to regulatory approval, to grant and amend stock options pursuant and subject to the terms and conditions of the 2002 Stock Option Plan.

7.

To consider and, if deemed advisable, to pass a special resolution which alters the Company’s Articles in order to allow notices of meetings of directors to be sent by fax.

8.

To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, CIBC Mellon Trust Company, The Oceanic Plaza, P.O. Box 1900, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 at least 48 hours (excluding Saturdays and holidays) before the time of the meeting or adjournment thereof.  Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 7th  day of August, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

“Douglas R. Reid”

Douglas R. Reid, CFO

CRYOPAK INDUSTRIES INC.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT JULY 15, 2002.

I.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of CRYOPAK INDUSTRIES INC. (the "Company") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof.  It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally by employees of the Company.  The cost of solicitation will be borne by the Company.

II.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each shareholder is entitled to one vote for each share held.  In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 75% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company.  A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS.  TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space.  On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank.  IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.  The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting.  At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary acting on behalf of a shareholder.  In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, CIBC MELLON TRUST COMPANY, OF THE OCEANIC PLAZA, P.O. BOX 1900, SUITE 1600, 1066 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3K9, AT LEAST 48 HOURS (EXCLUDING SATURDAY AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.  UNREGISTERED SHAREHOLDERS WHO RECEIVED THE PROXY THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

III.

REVOCATION OF PROXIES

A shareholder who or an intermediary acting on behalf of a shareholder which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1020, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

IV.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors, except for the insiders of the Company, generally, inasmuch as they may be recipients of future options to purchase shares of the Company pursuant to the Company’s 2002 Stock Option Plan, approval of which will be sought at the Meeting.

V.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value.  All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote.  There are

28,907,444 common shares issued and outstanding.

Only those common shareholders of record on August 1, 2002 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, no persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances, except for Esarbee Investments Limited and Andell Holdings LLC who generally vote their collective 13% and act on a joint basis.

VI.

ELECTION OF DIRECTORS

The management proposes to nominate the persons named in the following table for election as directors of the Company.  Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

It is proposed to fix the number of directors at eight.  This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

The following information concerning the proposed nominees has been furnished by each of them:

Name & Present Position with the Company	Present Principal Occupation(1)	Previously a Director	Shares Owned(2)
John F. Morgan President, CEO & Director	President and CEO of the Company	since March, 1999	566,500
John McEwen(3) Chairman of the Board & Director	President of Discovery Capital Corporation	since August, 1995	112,089
Ross G. Morrison Director	President of Bunn-o-Matic Corporation of Canada Ltd.	since April, 1999	Nil
Harry Bygdnes Director	Self-employed businessman; Director of the Company	since March, 1981	628,951
Leigh Jeffs(3) Director	Consultant to Wet Coast Capital Corp.	since October, 1990	368,950
Robert Fisher Nominee

Principal and co-founder of Sandoz Family Financial Foundation – America since June 2000; Chairman of KremeKo, Inc. in Canada since February 2001; previously founded Schroder Wertheim's Los Angeles office in 1989 and was active in its operations until July 2000.

		N/A	Nil
Rob ert Fetherstonhaugh Nominee

Executive Vice President of Claridge Inc. and President of Claridge SRB Investments since 2001; currently a Director and previously Deputy Chairman of Trader.com until 2001; currently Director of Stake Technology

		N/A	Nil
Don ald M. Lyons Nominee	Chairman of the Toronto Fire Department Superannuation and Benefit Fund Committee since 1995; previously director and Chief Financial Officer of Sagit Investment Management Ltd. from 1988 to July 2002	N/A	Nil

(1)

Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2)

The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of July 15, 2002.

(3)

Member of Audit Committee.

The Company does not have an Executive Committee.  Pursuant to the provisions of the Company Act (British Columbia), the Company is required to have an Audit Committee whose members are John McEwen, Douglas R. Reid and Robert Leigh Jeffs.

All of the above persons are ordinarily resident in Canada, except for Robert Fisher who resides in the United States.  Pursuant to Section 111 of the Company Act (British Columbia), advance notice of the Meeting was published in The National Post on  July 11, 2002.

VII.

STATEMENT OF EXECUTIVE COMPENSATION

Disclosure is provided herein respecting: (a) each CEO of the Company, despite the amount of compensation of that individual; (b) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not provided herein respecting an executive officer whose total salary and bonus does not exceed $100,000; and (c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.  For the purposes of this disclosure:

"executive officer" means an individual who at any time during the financial year was: (a) the chair of the Company, if that individual performed the functions of the office on a full-time basis; (b) a vice-chair of the Company, if that individual performed the functions of the office on a full-time basis; (c) the president of the Company; (d) a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or (e) an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company, whether or not the individual was also a director of the Company or any of its subsidiaries.

"SARS" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Perquisites and other personal benefits, securities or property, if any, are disclosed in the Summary Compensation Table below under the column entitled “Other Annual Compensation”, unless the aggregate amount of such compensation is no greater than the lesser of $50,000 and 10 percent of the total of the annual salary and bonus of the executive officer for the financial year. If applicable, each perquisite or other personal benefit exceeding 25 percent of the total perquisites and other personal benefits reported for an executive officer are identified by type and amount in a footnote to the other annual compensation column. Perquisites and other personal benefits are valued on the basis of the aggregate incremental cost to the Company and its subsidiaries.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position of Executive Officer	Fiscal Year Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Granted Under Options/ SARS Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
John F. Morgan President and CEO (1)	Mar. 31, 2002 Mar. 31, 2001 Mar. 31, 2000	10,000 Nil Nil	Nil Nil Nil	$166,478(4) $165,862(4) $150,000(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$ 200,000 (3) Nil $97,000(6)
Harry Bygdnes Chairman of the Board (7)	Mar. 31, 2002 Mar. 31, 2001 Mar. 31, 2000	$110,000 $110,000 $110,000	Nil Nil Nil	Nil Nil Nil	Nil 195,000 441,000	Nil Nil Nil	Nil Nil Nil	$18,000(2) Nil Nil
Charn Rai Vice-President Manufacturing (5)	Mar. 31, 2002 Mar. 31, 2001	$125,000 $67,708	Nil Nil	Nil Nil	Nil 250,000	Nil Nil	Nil Nil	Nil Nil

(1)

Since February 5, 2001 (formerly President and CEO of Cryopak Corporation).

(2)

Includes car allowance of $14,172.

(3)

Signing bonuses by way of interest-free, forgivable loans in the aggregate amount of $200,000, which were utilized to purchase shares and warrants of the Company and to exercise the warrants.

(4)

Consulting fees received through Peak Capital Corporation.

(5)

Vice-President of Manufacturing for the Company and President of Northland Ice Gel Incorporated since September 14, 2000.

(6)

Signing bonus by way of an interest-free, forgivable loan in the amount of $97,000, which was utilized to  exercise warrants of the Company.

(7)

From February 5, 2001 to May 21, 2002 (formerly President and CEO).

The terms and conditions of the employment contracts or arrangements with the above mentioned executive officers are as follows:

John F. Morgan is employed as President and CEO of the Company for a term of 2 years commencing February 7, 2001.  His base salary is $30,000 per year.  If Mr. Morgan’s employment is terminated by the Company on less than 6 months notice without cause, or by Mr. Morgan for Good Reason (as defined in the employment agreement), he shall receive severance pay of $90,000 (but $300,000 if such termination follows a Control Change, (as defined in the employment agreement).  Mr. Morgan was previously the President and C.E.O. of Cryopak Corporation.  When he was elevated to President and C.E.O. of the Company on February 5, 2001, his compensation and compensation structure were renegotiated and the balance of the term of his previous agreement was cancelled.

John F. Morgan also holds an interest in Peak Capital Corporation (“Peak”), which entered into a consulting agreement with three wholly-owned subsidiaries of the Company. The consulting agreement is for a term of 2 years commencing February 7, 2001 and provides for Peak to provide executive and management services.  Peak received a base management fee of $145,020 during the first year of the term and now receives $153,771 during the second year.

Harry Bygdnes receive s gross compensation of $9,166.67 per month pursuant to a contract with a term expiring January 31, 2003.

Charn Rai is employed by Northland Ice Gel Incorporated (a wholly owned subsidiary of the Company) as its President for a term of 5 years commencing September 14, 2000.  He also acts as the Vice-President of Manufacturing for the Company.   His base salary is $125,000 per year.

No LTIP has been instituted by the Company and none are proposed at this time.  Accordingly, there is no LTIP Awards Table set out in this Information Circular.  No pension plans or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Composition of the Compensation Committee

The Company has a Compensation Committee comprised of John McEwen, Ross G. Morrison and Leigh Jeffs.  This committee was appointed on February 5, 2001.  Mr. Jeffs was CFO prior to his appointment and, during the recently completed financial year, was employed by the Company to provide advice to the Company as necessary and to supervise the internal and external investor relations activities of the Company.  Mr. Jeffs also had a relationship which requires disclosure herein under the captions “Indebtedness of Directors, Executive Officers and Senior Officers”.

Report on Executive Compensation

The Company’s Compensation Committee has not yet established any specific policies for determining compensation of executive officers.  Compensation decisions are made on an individual basis, taking into account all relevant facts.  Corporate performance bears a relationship to executive compensation, as appropriate.

Non cash compensation in the form of incentive stock options has and will continue to be emphasized.  Outstanding options are taken into account when determining whether and how many new option grants will be made.  In establishing levels of remuneration and in granting stock options, the Compensation Committee intends to take into consideration an individual’s performance, level of expertise, responsibilities, length of service with the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry.

The compensation of John Morgan as President and CEO of the Company is comprised of a base salary, benefits as are generally available to executives within the Company , and a performance-based incentive bonus in the form of cash and stock options.  This compensation was initially determined in 1999, when Mr. Morgan was retained as President and CEO of Cryopak Corporation.  Mr.  Morgan was then elevated to the positions of President and CEO of the Company in February 2001, and his compensation package was renegotiated (taking into consideration his past performance, level of expertise, responsibilities, length of service with the Company, and the Company’s ability to pay).

By the Compensation Committee:

John McEwen    Ross G. Morrison     Leigh Jeffs

Performance Graph

The following graph compares the Company’s 5 year share price performance (assuming an investment of $100 at the beginning of the measurement period) on the common shares of the Company as compared to the current TSX Venture Composite Index (VIJX) and its corresponding adjusted predecessor index.  The March 31 year end values of the investment are based upon the closing share price plus dividends (if any) reinvested during the year.

Option/Sar Grants During the Most Recently Completed Financial Year

Name of Executive Officer	Securities Under Option/ SARS granted (#)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
John F. Morgan Harry Bygdnes Charn Rai	None None None	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Aggregate Option/Sar Exercises During the Most Recently Completed Financial Year End and Financial Year End Option/Sar Values

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at Fiscal Year End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARS at Fiscal Year End ($) Exercisable/Unexercisable
John F. Morgan Harry Bygdnes Charn Rai	Nil Nil Nil	Nil Nil Nil	600,000 exercisable 150,000 unexercisable 511,000 exercisable 100,000 exercisable 150,000 unexercisable	$294,000 exercisable $ 73,500 unexercisable $357,230 exercisable $ 62,000 exercisable $ 93,000 unexercisable

Options and Sar Repricings

There were no options or SAR repricings for executive officers during the most recently completed financial year.

Compensation of Directors

None of the directors of the Company were compensated by the Company or its subsidiaries during the most recently completed financial year for their services in their capacity as directors, nor for services as consultants or experts, except for:

(a)

John Morgan (the Company’s President and CEO), who held an interest in a company which was paid consulting fees of $166,478 as described under “Statement of Executive Compensation”; and

(b)

Leigh Jeffs, who was paid $46,636 for providing advice to the Company and for supervising the internal and external investor relations activities of the Company.  His contract expired January 31, 2002.

VIII.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR  OFFICERS

The aggregate indebtedness to the Company and its subsidiaries of all officers, directors, employees and former officers, directors and employees of the Company and its subsidiaries outstanding as at July 15, 2002 in connection with a purchase of securities of the Company or its subsidiaries is $394,000.

Table of Indebtedness of Directors, Executive Officers and Senior Officers in Connection with a Purchase of Securities of the Company or its Subsidiaries

Name & Principal Position with the Company	Involvement of Company or Subsidiary as Lender	Largest Amount Outstanding During Last Completed Financial Year	Amount Outstanding as at July 15, 2002	Financially Assisted Securities Purchases During Last Completed Financial Year	Security for Indebtedness
John F. Morgan (President and CEO)	Subsidiary (1)	$394,000	$394,000	250,000 shares	N/A

(1)

Signing bonuses by way of interest free, forgivable loans which were used for the purposes of purchasing a total of 500,000 common shares.

Table of Indebtedness of Directors, Executive Officers and Senior Officers Other Than in Connection with a Purchase of Securities of the Company or its Subsidiaries

Name & Principal Position with the Company	Involvement of Company or Subsidiary	Largest Amount Outstanding During Last Completed Financial Year	Amount Outstanding as at July 15, 2002
Harry Bygdnes (Director(1)) together with Leigh Jeffs (Director)	Company(2)	$154,091	$129,576

(1)

Formerly Chairman of the Board from February 5, 2001 to May 21, 2002.

(2)  Advances on contractual royalties on the patented Cryopak™ products. These advances currently bear interest at the annual rate of 4.5%, calculated and payable monthly .   These advances are due to be paid down to $75,000 through the sale of certain earn-out shares which were recently approved by the TSX Venture Exchange to be issued in October 2002.   The balance is due to be paid in full no later than March 31, 2003 (but possibly earlier due to contractual repayment terms).  There is currently no security for this indebtedness, although 200,000 common shares of the Company are to be pledged by the debtors as security upon the aforementioned earn-out shares being issued in October 2002.  Further, in the event of any default by the debtors, the Company has a right of set-off against any ongoing compensation from the Company.   Currently, the royalty entitlement of the debtors is being set off against the indebtedness.

IX.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein or in last year’s information circular.

X.

REMUNERATION AND APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of KPMG LLP, Chartered Accountants, of Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors.  The auditors were first appointed by the Company’s directors on March 25, 2002 as a result of the resignation of the previous auditors at the request of the Company.

XI.

MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the senior officers of the Company.

XII.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

2002 Stock Option Plan

The Company last adopted a stock option plan in 2001 (the "2001 Plan").  The 2001 Plan was approved by the Company’s shareholders at the Company’s annual general meeting held on September 18, 2001. Under the 2001 Plan, a total of 4,192,488 shares of the Company were reserved for incentive options to be granted at the discretion of the Company’s board of directors to eligible optionees (the "Optionees"), including 3,629,000 options which were outstanding at the time of adoption of the 2001 Plan.  At the date of this Information Circular, 3,949,000 options are outstanding and the number of ungranted options is 188,488.

The Company hereby seeks shareholder approval for the Company to adopt a new stock option plan (the "2002 Plan") in accordance with and subject to the rules and policies of the TSX Venture Exchange (the "TSX-V").  The 2002 Plan is being established in order to provide incentive to directors, officers, employees, management, and others who provide services to the Company to act in the best interests of the Company as well as to provide incentive to such persons to increase their interest in the Company and thereby aid the Company in attracting, retaining and encouraging the continued involvement of such persons with the Company.  It is proposed that under the 2002 Plan, which will be subject to both shareholder and regulatory approval, the total number of common shares allotted and reserved for future issuance will be equivalent to 20% of the issued and outstanding share capital of the Company as of the Meeting date.  Any options outstanding on the meeting date, as well as any ungranted options under the 2001 Plan, shall be included as part of the aforesaid total.

The Company intends to aggressively grow its business and, as such, is actively searching for qualified people to enhance the Company's management team and sales organization.  It is anticipated that stock options will be an integral part of any salary package offered to entice senior executives, sales managers and business consultants to join the Company and, accordingly, the Company by adopting the 2002 Plan is seeking the flexibility to grant stock options to purchase shares equalling up to the aforesaid 20%, where circumstances warrant.

Regulatory Requirements

The Company's common shares trade on the TSX Venture Exchange (“TSX-V”), which requires that listed companies obtain the approval of their shareholders for stock option plans where the plan, together with all of the Company's previously established or proposed stock option grants, could result at any time in the number of shares reserved for issuance pursuant to stock options exceeding 10% of the Company's issued and outstanding share capital.

Disinterested shareholder approval must be obtained where:

(a)

a stock option plan, together with all of the Company's previously established or proposed stock option grants could result at any time in:

(i)

the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the Company’s outstanding share capital;

(ii)

the issuance to Insiders, within a one year period, of a number of shares exceeding 10% of the Company’s outstanding share capital; or

(iii)

except in the case of a Tier 1 issuer, the issuance to any one Insider and such Insider's associates, within a one year period, of a number of shares exceeding 5% of the Company’s outstanding share capital; or

(b)

the Company is decreasing the exercise price of stock options previously granted to Insiders.

If disinterested shareholder approval is required, the plan must be approved by a majority of the votes cast by all shareholders at the shareholders' meeting excluding votes attaching to shares owned by:

(i)

Insiders to whom options may be issued under the stock option plan; and

(ii)

associates of persons referred to in item (i) above.

Holders of non-voting and subordinate voting shares are to be given full voting rights on a resolution which requires disinterested shareholder approval.

The term "Insider" is defined in the Securities Act (British Columbia) and generally includes directors, senior officers, the five highest paid employees and holders of greater than 10% of the voting securities of the Company.

The Company's Insiders will participate in the Company's 2002 Plan.  Insiders, as a group, currently hold options to acquire the majority of shares allocated under all previous stock option plans.

The number of shares that will be reserved for issuance under the new 2002 Plan will exceed 10% of the Company's issued and outstanding share capital.  Accordingly, management will ask disinterested shareholders to approve the new 2002 Plan (see "Disinterested Shareholder Approval" below).

Terms of the 2002 Plan

A full copy of the 2002 Plan will be available at the Meeting for review by shareholders.  Also, shareholders may obtain copies of the 2002 Plan from the Company prior to the Meeting, on request.  The following is a summary of the 2002 Plan:

The 2002 Plan will terminate when all of the options have been granted and exercised or when the 2002 Plan is otherwise terminated by the Company.  Any options outstanding when the 2002 Plan is terminated will remain in effect until they are exercised or they expire.

The 2002 Plan provides that stock options can be issued to directors, senior officers, employees, full-time dependent contractors, part-time dependent contractors and consultants of the Company or any of its affiliates or subsidiaries or to employees of companies providing management or administrative services to the Company.

The 2002 Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts.  Further, the Board may delegate such authority as it sees fit to a committee comprised of 2 or more directors.  In addition, the 2002 Plan provides that the Board shall delegate authority to the President (subject to the President also being a director) in order to grant up to a total of 25 0,000 options to qualified optionees who are not insiders of the Company at the time of grant , subject to no single optionee receiving more than 50,000 options ..

Options granted under the 2002 Plan will be for a term not to exceed 5 years from the date of their grant unless the Company becomes categorized as a Tier 1 issuer (or equivalent), in which case the maximum term will be 10 years from the date of grant.  The options will be non-assignable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death.

Pursuant to the policies of TSX-V, all stock options and any shares issued on the exercise of stock options will be legended with a four month hold period from the date the stock options are granted.

Pursuant to the policies of TSX-V, options granted under the terms of the 2002 Plan will be exercisable at a price which is not less than the Discounted Market Price (which is the market price less a discount of 25% for a closing price of up to $0.50, a discount of 20% for a closing price of $0.51 to $2.00, and a discount of 15% for a closing price above $2.00, subject to a minimum of $0.10 and to certain exemptions described in the TSX-V policy manual).  For as long as the Company is categorized as a Tier 2 issuer, options granted to a person who is engaged in investor relations activities will expire within a maximum of 30 days after the Optionee ceases to be employed and options granted to all other persons will expire within a maximum of 90 days from the date the Optionee ceases to hold his or her position or office.

For as long as the Company is categorized as a Tier 2 issuer, stock options granted under the 2002 Plan are required by TSX-V policy to be subject to vesting provisions over a period of not less than 18 months.  The 2002 Plan provides for a minimum vesting period of 5 years, subject to lesser periods at the Board’s discretion (and TSX-V’s approval, if necessary).

All of the other provisions described in this Information Circular regarding the TSX-V's policy in respect of stock options are incorporated in the 2002 Plan.

The Company will not issue shares pursuant to options granted under the 2002 Plan until the shares have been fully paid for.  The Company will not provide financial assistance to option holders to assist them in exercising their options.

Disinterested Shareholder Approval

To meet all of the requirements of TSX-V (see "Regulatory Requirements" above), the Company must obtain the approval of its disinterested shareholders to establish the 2002 Plan and to grant and amend options granted thereunder.  Such approval will be sought at the Meeting.

For the purposes of the vote, none of the Company's Insiders or their associates may vote on the matter.

Alteration of Articles

The Company's Articles currently require notice of a meeting of the directors to be given in writing and delivered by hand, by telegraph, or by mail.  As faxes have replaced telegraphs, it is proposed to alter Article 14.09 by replacing “telegraph” with “fax”.  Under the British Columbia Company Act, the altering of Articles requires approval of the shareholders of the Company by a special resolution, being "a resolution passed by a majority of not less than ¾ of the votes cast by those [shareholders] of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the company….".

Other Matters

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting.  Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

DATED at Vancouver, British Columbia, this 7th  day of August, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

“Douglas Reid”

Douglas Reid, CFO

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CRYOPAK INDUSTRIES INC.

TO BE HELD AT 645 HOWE STREET,

VANCOUVER, BRITISH COLUMBIA

ON MONDAY, SEPTEMBER 9, 2002, AT 10:00 A.M.

The undersigned Shareholder of the Company hereby appoints Douglas R. Reid, the C.F.O. of the Company, or failing this person, Harley D. Sinclair, the Secretary of the Company, or in the place of the foregoing,

            (please print the name), as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the Meeting or any adjournment thereof.

The Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Shareholder as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against
1. To fix the number of Directors at eight
2. To approve the Company's 2002 Stock Option Plan
3. To approve the altered Articles

	For	Withhold
4. To appoint and remunerate KPMG LLP, Chartered Accountants
5. To elect as Director – John F. Morgan
6. To elect as Director – John McEwen
7. To elect as Director – Ross G. Morrison
8. To elect as Director – Harry Bygdnes
9. To elect as Director – Leigh Jeffs
10. To elect as Director – Rob Fetherstonhaugh
11. To elect as Director - Robert Fisher
12. To elect as Director – Don Lyons

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

SIGN HERE:                _________________________________________

Please Print Name:      _________________________________________

Date:                              _________________________________________

THIS PROXY FORM MAY NOT BE VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) may not be valid unless it is signed by the Shareholder or by his attorney duly authorized by him in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by the Shareholder for the proxyholder to date this proxy on the date on which it is received by CIBC Mellon Trust Company.

4.

A Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may do so as follows:

(a)

If the Shareholder is registered as such on the books of the Company, simply register the Shareholder’s attendance with the scrutineers at the Meeting.

(b)

If the securities of a Shareholder are held by a financial institution, (i) cross off the management appointees’ names and insert the Shareholder’s name in the blank space provided;

(ii) indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and (iii) sign, date and return the Instrument of Proxy to the financial institution or its agent.  At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Shareholder’s vote will be counted at that time.

5.

A Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do either of the following:

(a)

To appoint one of the management appointees named on the Instrument of Proxy, leave the wording appointing a nominee as is, and simply sign, date and return the Instrument of Proxy.  Where no choice is specified by a Shareholder with respect to a resolution set out on the Instrument of Proxy, a management appointee acting as proxyholder will vote the securities as if the Shareholder had specified an affirmative vote.

(b)

To appoint another person, who need not be a Shareholder of the Company, to vote according to the Shareholder’s instructions, cross off the management appointees’ names and insert the Shareholder’s appointed proxyholder’s name in the space provided, and then sign, date and return the Instrument of Proxy.  Where no choice is specified by the Shareholder with respect to a resolution set out on the Instrument of Proxy, this Instrument of Proxy confers discretionary authority upon the Shareholder’s appointed proxyholder.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a registered Shareholder has returned the Instrument of Proxy, the Shareholder may still attend the Meeting and may vote in person should the Shareholder later decide to do so.  However, to do so, the Shareholder must record his/her attendance with the scrutineers at the Meeting and revoke the Instrument of Proxy in writing.

To be represented at the Meeting, this Instrument of Proxy must be RECEIVED at the office of CIBC MELLON TRUST COMPANY by mail or by fax no later than forty eight (48) hours (excluding Saturday and holidays) prior to the time of the Meeting or adjournment thereof.

The mailing address of CIBC Mellon Trust Company is P.O. Box 1900, Vancouver, British Columbia, V6C 3K9 and its fax number is (604) 688-4301.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.
By: “Doug Reid” Doug Reid, CFO

Date:  January 8, 2003

* Print the name and title of the signing officer under his signature.